Exhibit 99.1

PRESS RELEASE

Immatics to Present Update on Lead ACTengine® Program IMA203 Targeting PRAME at the Society for Immunotherapy of Cancer’s 36th Annual Meeting

Houston, Texas and Tuebingen, Germany, November 1, 2021 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today announced that the company will provide an update on its ACTengine® IMA203 trial in a late-breaking oral presentation as well as an update on Immatics’ next-generation CD8ab TCR-T approach at the 36th Annual Meeting of the Society for Immunotherapy of Cancer’s (SITC). The conference will take place, both in person and virtually, from November 10 - 14, 2021.

Today, SITC announced presentation titles and timings as follows:

IMA203 Phase 1a Clinical Data Update:

Presentation Title: Safety and anti-tumor activity of TCR-engineered autologous, PRAME-directed T cells across multiple advanced solid cancers at low doses – clinical update on the ACTengine® IMA203 trial

Speaker: Martin Wermke, MD, Coordinating Investigator of Immatics ACTengine® trials in Germany and Head of the Early Clinical Trial Unit of the National Center for Tumor Diseases Dresden (NCT/UCC) at the University Hospital Carl Gustav Carus in Dresden, Germany

Abstract Number: 959

Category: Late-breaking oral abstract presentation

Date & Time: Saturday, November 13, 2021; 12:00 - 12:15 pm EDT

Next-generation CD8ab TCR-T approach - Preclinical Data Update:

Presentation Title: Improved anti-tumor activity of next-generation TCR-engineered T cells through CD8 co-expression

Speaker: Mamta Kalra, PhD, Director CMC (Process Development) at Immatics
Abstract Number: 163

Category: Poster abstract presentation
Date & Time: Friday, November 12, 2021; Poster Hall Hours: 7 am–8:30 pm EDT

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All posters presented at the poster hall will be made available as virtual ePosters throughout the SITC 36th Annual Meeting.

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About ACTengine® IMA200 programs

Each of the product candidates of the IMA200 programs is based on Immatics’ proprietary ACTengine® approach in which the patient’s own T cells are genetically engineered to express a novel, proprietary TCR directed against a defined cancer target. The modified T cells are then reinfused into the patient to attack the tumor, an approach also known as TCR-T. ACTengine® programs IMA201, IMA202 and IMA203 are currently in clinical development for the treatment of solid tumor indications, both in the US and in Germany. IMA204 is currently in pre-clinical development. All ACTengine® product candidates can be rapidly manufactured utilizing a proprietary manufacturing process designed to enhance T cell engraftment and persistence in vivo.

The ACTengine® T cell products are manufactured at the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory in collaboration with UTHealth. The ACTengine® IMA200 Programs are co-funded by the Cancer Prevention and Research Institute of Texas (CPRIT).

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Twitter and LinkedIn.

For more information, please contact:

For Media Inquiries	Investor Relations Contact
Jacob Verghese or Stephanie May	Eric Goldstein or John Mullaly
Trophic Communications	LifeSci Advisors
Phone: +49 89 2388 7731	Phone: +1 646 791 9729 or +1 617-429-3548

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immatics@trophic.eu	egoldstein@lifesciadvisors.com or jmullaly@lifesciadvisors.com

Immatics N.V.
Anja Heuer	Jordan Silverstein
Director, Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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